UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F     X        Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                 No     X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

By	/s/ Junichirou Otsuda
Junichirou Otsuda Chief Manager General Affairs Office

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

Representative Directors of the New Bank

Tokyo, April 20, 2005 … The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi) and UFJ Bank Limited (UFJ; President: Takamune Okihara ) today announced their agreement on the new bank’s representative directors as follows. The new bank is planned to be established on October 1, 2005 and all appointments are scheduled to be effective from that date. The establishment of the new bank and the appointments are subject to approval by the shareholders of BTM and UFJ and the relevant regulatory authorities.

Representative Directors of The Bank of Tokyo-Mitsubishi UFJ, Ltd (as of October 1, 2005)

Title	Name	Current Position
Chairman	Shigemitsu Miki	Chairman of BTM (Representative Director)

Deputy Chairman	Ryosuke Tamakoshi	Chairman of UFJ

President	Nobuo Kuroyanagi	President of BTM (Representative Director)

Deputy President	Norimichi Kanari	Senior Managing Director of BTM

Deputy President	Katsunori Nagayasu	Senior Managing Director of BTM (Representative Director)

Deputy President	Takamune Okihara	Representative Director President & CEO of UFJ

Senior Managing Director	Kazuo Sassa	Representative Director Senior Executive Officer of UFJ

Senior Managing Director	Ryuichi Murata	Managing Director of BTM (Representative Director)

Senior Managing Director	Shota Yasuda	Managing Director of BTM (Non-board member)

Managing Director	Takao Kawanishi	Representative Director Senior Executive Officer of UFJ

Managing Director	Sohei Sasaki	Senior Executive Officer of UFJ

Managing Director	Ryusaburo Harasawa	Director of BTM (Non-board member)

Managing Director	Nobuyuki Hirano	Director of BTM (Non-board member)

Managing Director	Junichi Ito	Director of BTM (Non-board member)